Exhibit 2.8.5
Pure Earth, Inc.
December 21, 2007
Gregory W. Call
P.O. Box 92
Franklinville, NJ 08322
Re: Final Purchase Price
Gentlemen:
Reference is hereby made to that certain Stock Purchase Agreement dated as of February 13, 2007, among Pure Earth, Inc., (“Pure Earth”), Casie Ecology Oil Salvage, Inc. (“Casie”), MidAtlantic Recycling Technologies, Inc. (“MART”), Rezultz, Incorporated (“Rezultz”), Rex Mouser (“Mouser”) (pursuant to a certain Joinder to Stock Purchase Agreement executed by Mouser), Brian Horne (“Horne”) (pursuant to a certain Joinder to Stock Purchase Agreement executed by Horne; the “Horne Joinder”) and Gregory W. Call (“Call”), as amended by a certain First Amendment to Stock Purchase Agreement dated as of February 28, 2007, a certain Second Amendment to Stock Purchase Agreement dated as of March 26, 2007, a certain Third Amendment to Stock Purchase Agreement, dated as of May 7, 2007, the Horne Joinder, and a certain Fourth Amendment to Stock Purchase Agreement, dated as of August 6, 2007(as so amended, the “Stock Purchase Agreement”). Capitalized terms used in this letter and not otherwise defined shall have the meaning ascribed to such terms in the Stock Purchase Agreement.
On June 20, 2007, Pure Earth delivered to Seller a letter (the “June 20 Letter”) containing a proposed Closing Date Balance Sheet and Closing Schedule setting forth the Buyer’s Net Asset Value Calculation. A series of letters were thereafter exchanged between Pure Earth and Seller (either directly or through counsel), including the execution among the Sellers and Pure Earth of the Third and Fourth Amendments to Stock Purchase Agreement. Pure Earth submitted to Seller, under letter dated October 2, 2007 (the “October 2 Letter”) a revised Closing Date Balance Sheet and Closing Schedule, which, subject to the further provisions of this letter, are agreed to by Seller and Pure Earth. Pursuant to the provisions of Section 3.2(c) of the Stock Purchase Agreement, Pure Earth and Seller have agreed to resolve the Objection and have agreed upon the Final Net Asset Value as well as certain additional compromises and agreements, all as more fully set forth herein.
This letter shall serve as a Fifth Amendment to Stock Purchase Agreement as well as a binding agreement between Pure Earth and Seller (as the sellers of the Stock) and Call (in his capacity as a creditor of the Companies in connection with the Shareholder Loan) with respect to the determination of the Net Asset Value Shortfall and the A/R Shortfall. Intending to be legally bound, the parties agree as follows:
1. Attached hereto as Exhibit A is the final Closing Date Balance Sheet.
2. Attached hereto as Exhibit B is the final Closing Schedule, setting forth a Net Asset Value Shortfall of $6,982,164, which is hereby reduced by $219,126.92 to $6,763,037.10, in order to account for an overstatement of the shareholder loan due to Call as of the Closing Date, which was erroneously reflected at a value of $3,544,126.92.
3. The present outstanding principal balance of the Shareholder Loan (before any offsets provided for herein) is $3,325,000, comprised of $2,425,000, memorialized by a certain Promissory Note dated March 30, 2007 (the “First Call Note”) and $900,000, memorialized by a certain Subordinated Promissory Note #2 in the original face amount of $1,000,000, dated March 30, 2007 (the “Second Call Note”), against which a $100,000 debit was applied on the Closing Date to account for certain legal fees of Call advanced by the Companies in connection with the acquisition by Pure Earth of the Companies.
4. The portion of the A/R & Equipment Shortfall relating to the Companies’ accounts receivable (as contemplated by Section 3.4 of the Stock Purchase Agreement is $253,922 (the “A/R Shortfall”). In satisfaction of Seller’s obligation to reimburse Pure Earth for the A/R Shortfall, the Companies will and do hereby offset against the First Call Note, the amount of $228,530 and Pure Earth will offset against and take and assign to its own account 5,078 of the Horne Pledged Shares.

December 21, 2007

5. In an effort to fully resolve and settle the Net Asset Value Shortfall and avoid the unnecessary expenditures associated with the engagement of a third party to evaluate the parties’ calculations of the foregoing amounts, it is agreed as follows:
(a) the number of shares of Additional PEI Stock (315,000 shares) that would otherwise be available to Seller (which includes the Horne Additional PEI Stock (as such term is defined in the Horne Joinder)) is hereby reduced to zero and applied against and in reduction of the Net Asset Value Shortfall at the Assumed Value (which is defined in the Stock Purchase Agreement as $5.00 per share) (subject to a Clawback), reducing the Net Asset Value Shortfall by $1,575,000;
(b) Sellers (other than Horne) will contemporaneously herewith deliver to Pure Earth 810,000 shares of the Initial PEI Stock (representing all of the Initial PEI Stock distributed to the Sellers (other than Horne), duly endorsed for transfer. Such shares will be applied against and in reduction of the Net Asset Value Shortfall at the Assumed Value (subject to a Clawback), reducing the Net Asset Value Shortfall by $4,050,000;
(c) pursuant to its rights under the Horne Joinder and the related Stock Pledge Agreement executed and delivered by Horne to Pure Earth, Pure Earth will contemporaneously herewith take and assign to its own account 53,922 of the Horne Pledged Shares (as defined in the Horne Joinder), (representing Horne’s pro rata share of the purchase price adjustment, with a credit back to Horne of 11,000 shares relating to the portion of the purchase price adjustment associated with the write down of the Gross Horne Receivable (as required by and defined in section 29(d) of the Horne Joinder)) to be applied against and in reduction of the Net Asset Value Shortfall at the Assumed Value (subject to a Clawback), reducing the Net Asset Value Shortfall by $269,610;
(d) the Companies will and do ( effective as of November 15, 2007) hereby offset against the First Call Note, the amount of $868,427.10, representing the remaining balance of the Net Asset Value Shortfall.
6. Effective as of November 15, 2007 Casie hereby sells, assigns and transfers to Call that certain promissory note in the original principal amount of $206,092.92, dated December 31, 2005 made by Rex Mouser in favor of Casie (the “Mouser Note”) in consideration of the aggregate sum of $230,476, representing the outstanding principal amount thereof plus accrued unpaid interest as of November 15, 2007, payment of which by Call to Casie shall be made by offset against the First Call Note. Casie will execute an assignment of promissory note dated as of November 15, 2007 and deliver the original Mouser Note to Call within 15 business days hereafter.
7. After giving effect to the offsets against the First Call Note referenced in Sections 4, 5(d), and 6, (which for purposes of calculating interest accrued on such First Call Note will be deemed to have occurred on and as of the Closing Date) the remaining principal balance of the First Call Note is $1,097,566.90 and the aggregate principal plus accrued interest on the First Call Note as of November 15, 2007 is $1,145,040.24.
8. The principal balance of the Second Call Note is $900,000 and the aggregate principal balance plus accrued interest on the Second Call Note from the Closing Date through November 15, 2007 is $938,394.25.
9. Call and Pure Earth agree that the aggregate outstanding balance (principal and accrued interest) of the First Call Note as of November 15, 2007 (net of the offsets set forth in this agreement) plus the aggregate outstanding balance (principal and accrued interest) of the Second Call Note as of November 15, 2007 is $2,083,434.40, of which $1,083,434.40 will be converted into 333,365 shares of unregistered commons stock of PEI (the “PEI Conversion Shares”) issued in the name of Call, and the $1,000,000 balance of which will be memorialized by a promissory note dated as of November 15, 2007, in the form of Exhibit C attached hereto (the “Replacement Call Note”). Within fifteen (15 business days after the execution and delivery of this agreement (but effective as of the date of this agreement), Pure Earth will deliver the Conversion Shares and the Replacement Call Note to Call and Call will deliver the First Call Note and the Second Call Note to Pure Earth, marked “SUPERSEDED AND CANCELLED”. The Conversion Shares will be legended and restricted in a manner similar to the restrictions applicable to the Initial PEI Stock and may not be sold or otherwise transferred during the one-year period following the issuance thereof.
10. Intentionally left blank

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December 21, 2007

11. Section 3.1(b) of the Stock Purchase Agreement is hereby amended and restated in its entirety as follows:
(b) Contingent Post-Closing Stock Consideration. If, prior to May 29, 2009, Buyer shall obtain final unappealable permits from all applicable regulatory agencies, for the installation of an indirect dryer and BDAT system (having a minimum capacity of 125 tons per day) at the Real Property located at 3137 Chammings Drive, Vineland, New Jersey, then within ninety (90) days thereafter, Buyer shall issue to Seller (other than Horne) an additional Four Hundred Thousand (400,000) shares of unregistered common stock of PEI (the “Post Closing PEI Stock”). Seller agrees not to sell, offer, transfer, agree to transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Post Closing PEI Stock for a period of one (1) year after the date of such issuance to Seller. The date on which all conditions precedent to the issuance of the Post-Closing PEI Stock have been met, shall be referred to herein as the “Vesting Date” with respect thereto.
12. (a) Notwithstanding the provisions of the Stock Purchase Agreement, as an inducement to Call in connection with the conversion of a portion of the Shareholder Loan into the PEI Conversion Shares, Pure Earth agrees to evaluate the status of certain specific accrued liabilities set forth on the Closing Date Balance Sheet at a future date and to credit back to Call and Mouser the value of any improvement in such accrued liabilities as of such future date, with such credit taking the form of shares of unregistered common stock of Pure Earth. Specifically, the following accrued liabilities are set forth on the Closing Date Balance Sheet:

NJDEP Fine	$624,300
Accrued Sales and Use Tax Liability	$503,000
Accounts Payable as per Exhibit D attached hereto (“Specified Accounts Payable”)	$294,000
To the extent that the Accrued Sales and Use Tax Liability, as the same is reflected on the Companies’ balance sheet as of June 30, 2008, is lower than the amount for such item set forth above, the difference will be credited back to Call and Mouser (herein referred to as a “Clawback”) by delivery to Call and Mouser on October 30, 2008 (the “Reconciliation Date”), of the number of shares of unregistered Pure Earth common stock equal to the amount of such difference, divided by the Assumed Value. To the extent that the NJDEP Fine and the Specified Accounts Payable, as the same are reflected on the Companies’ balance sheet as of September 30, 2008, are lower (in the aggregate) than the aggregate amount for such items set forth above, the difference will be credited back to Call (herein referred to as a “Clawback”) by delivery to Call on the Reconciliation Date, of the number of shares of unregistered PEI common stock equal to the amount of such difference, divided by the Assumed Value.
(b) Notwithstanding the provisions of the Stock Purchase Agreement, as an inducement to Call in connection with the conversion of a portion of the Shareholder Loan into the PEI Conversion Shares, Pure Earth agrees to share with Call 50% of the net insurance recovery finally collected in connection with MART’s business interruption insurance claim, which was filed after the Closing Date as a result of the Bag House fire. Upon final receipt of such insurance proceeds by MART, Pure Earth will credit Call with the number of additional shares of unregistered common stock of Pure Earth equal to one half of such insurance recovery, divided by the Assumed Value.
13. Notwithstanding the provisions of the Stock Purchase Agreement, in connection with the final determination and settlement of the A/R Shortfall, Pure Earth agrees that on or as of March 31, 2008, it will evaluate the status of the specific accounts receivable that are the subject of and comprise the A/R Shortfall and will credit back to Seller (including Horne) (herein referred to as a “Clawback”) the amount of such specific accounts receivable that have been collected as of such date (the “Reconciled Collections”), with such credit taking the form of and by delivery to Seller on the Reconciliation Date, of shares of unregistered common stock of Pure Earth in such number as equals the amount of the Reconciled Collections, divided by the Assumed Value.
14. Pure Earth will within fifteen (15) business days hereafter, issue 332,572 shares of unregistered Pure Earth common stock (the “Purchase Price Adjustment Settlement Shares”) to Seller (including Horne) as part of the final settlement of the determination of the final Closing Date Balance Sheet and the Net Asset Value Shortfall. Seller agrees not to sell, offer, transfer, agree to transfer, assign, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Purchase Price Adjustment Settlement Shares for a period of one (1) year after the date of such issuance to Seller. The parties agree that in lieu of issuing the Purchase Price Adjustment Settlement Shares, they shall permit the Sellers to retain an equivalent number of the Initial PEI Shares.

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December 21, 2007

15. Section 8.9(c) of the Stock Purchase Agreement is hereby amended and restated in its entirety as follows:
(c) Attendance at Directors Meetings. Buyer hereby agrees that following the Closing, during the term of the Employment Agreement with Call, and provided that Call is not in default thereunder, Call may notify the Buyer in writing that he desires to thereafter be permitted to attend Buyer’s regularly scheduled Board of Directors meetings (“Notice of Attendance”). Such Notice of Attendance shall be addressed to the Chief Executive Officer of the Company and delivered in the manner set forth in Section 14.3 herein. Call acknowledges that upon providing such Notice of Attendance to Buyer, Buyer will thereupon and thereafter provide Call with notice of any such regularly scheduled Board of Directors meetings and permit Call to attend such meetings. Call acknowledges that if he provides Notice of Attendance to Buyer, Buyer will thereupon and thereafter treat Call as an “insider” and Call will thereafter be subject to all of the Buyer’s rules and limitations relating to the ownership, purchase and sale of Buyer’s securities, including without limitation the imposition of blackout periods, lockups, and applicable Securities and Exchange Commission rules and regulations. If Call gives such Notice of Attendance his attendant rights to attend Buyer’s Board of Directors meetings, will nevertheless be coterminous with his Employment Agreement.
The parties hereto recognize and agree that, consistent with the terms and conditions of the Stock Purchase Agreement, any determinations herein and as may be set forth in the Closing Date Balance Sheet, the Closing Schedule, are made without prejudice to Pure Earth’s rights under the Stock Purchase Agreement to indemnification from and against Adverse Consequences, as contemplated by Section 11.1(a) therein, including without limitation Adverse Consequences relating to matters addressed herein or in the Closing Date Balance Sheet, or the Closing Schedule, as to which additional or conflicting information is hereafter obtained or otherwise becomes known to Pure Earth.
The parties acknowledge and agree that the transactions contemplated herein are effective as of the date hereof (except with respect to those matters that are intended to be effective as of November 15, 20070.
Please indicate your agreement and acceptance of all of the foregoing by executing this letter in the space provided below and returning it to the undersigned.

Very truly yours,
/s/ Mark Alsentzer
PURE EARTH, INC.

ACCEPTED AND AGREED TO:
Gregory Call, on behalf of himself and all
Sellers under the Stock Purchase Agreement

By:	/s/ Gregory W. Call Gregory W. Call

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Exhibit A
Closing Date Balance Sheet
[Omitted]

Exhibit B
Closing Schedule
[Omitted.]

EXHIBIT C
Form of Replacement Call Note
SUBORDINATED PROMISSORY NOTE

$1,000,000.00	November 15, 2007
For value received and intending to be legally bound, Casie Ecology Oil Salvage, Inc., a New Jersey corporation, MidAtlantic Recycling Technologies, Inc., a Delaware corporation, and Rezultz, Incorporated, a New Jersey corporation (collectively, “Maker”), hereby jointly and severally promise to pay, to the order of Gregory W. Call (“Payee”), the principal sum of One Million Dollars ($1,000,000) lawful money of the United States of America, in accordance with the terms and conditions set forth below, together with interest from and after the date hereof on the outstanding principal balance at a rate per annum of six and seventy seven one hundredths percent (6.77%) (the “Interest Rate”).
Interest hereunder shall be computed on the basis of actual days elapsed over the period of a 360-day year.
From the date hereof until December 31, 2009, interest shall accrue hereunder at the Interest Rate and shall accrete to and thereby increase and become a part of the principal amount of this Note (hereinafter the “Accreted Principal Balance”).
Commencing on January 1, 2010, the Accreted Principal Balance of this Note, shall accrue interest at the Interest Rate and such interest on the Accreted Principal Balance, will be paid monthly, in arrears until all obligations under this Note have been fully paid, satisfied and discharged.
The Accreted Principal Balance of this Note shall be paid as follows: (i) Three Hundred Thirty Three Thousand Dollars ($333,000) shall be due and payable on December 31, 2009, and (ii) the remaining Accreted Principal Balance shall be due and payable on December 31, 2010, together with any accrued unpaid interest as of such date.
Maker shall have the right to prepay this Note in whole or in part at any time without premium or penalty.
Each of the following events (each, an “Event of Default”) shall constitute an event of default hereunder: (a) Maker shall fail to perform any of the terms of this Note; or (b) the filing of a petition in bankruptcy by or against Maker which is not discharged within sixty (60) days.
Upon the occurrence of an Event of Default, the entire unpaid principal balance of this Note shall, at the option of Payee, become due and payable immediately and payment of the same may be enforced and recovered in whole or in part.
Maker hereby waives presentment for payment, demand, notice of nonpayment, notice of protest and protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note.
Notwithstanding anything to the contrary set forth herein, Payee hereby agrees that all payments on account of the principal and interest indebtedness under this Note (i) are subject to the right of setoff by Maker under that certain Stock Purchase Agreement entered into among Maker and Payee on February 13, 2007, as amended, and (ii) shall be subordinate and subject in right of payment and priority to the Senior Indebtedness. As used herein, “Senior Indebtedness” shall mean any indebtedness, liabilities and other obligations of Pure Earth, Inc., Maker and their respective subsidiaries (whether as primary obligor or as guarantor) to any person with respect to any working capital, revolving credit or other line of credit facility, any term loan facility, or any other extension of credit by a bank, insurance company or other financial institution engaged in the business of lending money (collectively, “Financial Institutions”). The terms “indebtedness,” “liabilities” and “obligations” are used herein in their most comprehensive sense and include any and all advances, debts, obligations and liabilities, now existing or hereafter arising, whether voluntary or involuntary and whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined. In furtherance of the foregoing, Payee hereby agrees to execute and deliver such subordination agreements as may be requested by Maker or its Financial Institutions from time to time.

If any provision hereof is found by a court of competent jurisdiction to be prohibited or unenforceable, it shall be ineffective only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable, nor invalidate the other provisions hereof.
This Note may not be assigned or pledged by either Maker or Payee.
This Note shall be construed and enforced in accordance with and governed by the laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of laws.
IN WITNESS WHEREOF, Maker has duly executed this Note as of the day and year first above written.

MIDATLANTIC RECYCLING TECHNOLOGIES, INC.

By:	Brent Kopenhaver, Treasurer

CASIE ECOLOGY OIL SALVAGE, INC.

By:

Brent Kopenhaver, Treasurer

REZULTZ, INCORPORATED

By:

Brent Kopenhaver, Treasurer
Title:

AGREED AND ACCEPTED:

Gregory W. Call

Exhibit D
Specified Accounts Payable
[Omitted.]